Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

Axis CEO, PartnerRe Chairman Tout Benefits of Announced Merger

Best's News Service via Bestwire

June 26, 2015 11:55 AM

OLDWICK, N.J. - Albert Benchimol, chief executive officer of Axis Capital, and Jean-Paul Montupet, chairman of PartnerRe, said a proposed merger between the two would broaden the array of products and capabilities in multiple sectors. In addition, A.M. Best Vice President Robert DeRose and Managing Senior Financial Analyst Greg Reisner explain the agency's perspective on the proposed combination.

View the video version of this interview at: http://www.ambest.com/v.asp?v=ap615

Following is an edited transcript of the interviews.

Q: What is the status of the merger? Where are you in the process now?

Benchimol: We're in excellent shape. Our people have really done extraordinary work. Since we announced the merger on Jan. 25, our people, in addition to the normal mission of taking care of clients and brokers, delivering on the 2015 plan, they've been really pulling double and triple duty, working on integration preparation, merger-related work. Things are going very well. In fact, with regard to the regulatory side, we've already received all of the competition-related approvals and on the regulatory side we have received many of the clearances that are necessary including some of the most important: Bermuda, Ireland, Australia, Singapore. We've a lot of progress. At this point in time we have the shareholder vote scheduled for July 24. We're obviously optimistic of a favorable vote and pursuing that we should be able to close in the third quarter.

Q: Why did PartnerRe reject the Exor offer?

Montupet: The PartnerRe board looked very carefully at the Exor offer, both from the standpoint of the price that was offered and the terms that came with it. It became clear that this offer clearly undervalues PartnerRe. It's even below the economic book value of the company and doesn't put any value on the franchise. On top of that it's a very uncertain offer. Exor represents it as being an irrevocable offer but in fact they have many ways of walking away from it should they choose to do so. It would be very imprudent for our shareholders to go with that offer and give up the deal that we have in place progressing very well, as Albert has indicated, to merge PartnerRe and Axis.

Q: The preferred shareholders will play an important role in this decision. Could you walk us through that process?

Montupet: The preferred shareholders play a very important role in this situation because they control more than 40% of the total vote. From their standpoint what matters is the quality of the credit of the merged company after closing. From that standpoint we have been talking to all the rating agencies. We know that they all look very favorably at our merger. We have very good reason to believe that our ratings will be at least maintained after the close of the merger. As far as the potential acquisition by Exor, we are not aware of any rating agency issuing a view as to what would happen to the credit rating of PartnerRe should it be acquired by Exor.

Q: What does PartnerRe like about merging with Axis?

Montupet: We are creating a new company that is ideally positioned to face the challenges and benefit from the opportunities that will appear in the insurance and reinsurance industry for many years. It allows us to implement the strategy that we were pursuing, which was to move from a pure-play reinsurance business into the primary insurance business. It gives us the opportunity to participate in the ongoing restructuring and consolidation of the Bermuda reinsurance industry.

Q: What will the combined company look like in two years?

Benchimol: If you take where we are right now and you combine both companies together and simply just have the addition of the two, we will have probably the fifth-largest reinsurer in the world with global representation. We will have very likely a top 10 life, accident and health insurer and reinsurer in the world. We will have a larger insurance company. Combined we will have approximately $11 billion in gross written premium. We will have well in excess of $14 billion of capital. We'll have an investment portfolio that's well in excess of $31 billion or $32 billion. So we will have leading positions in each of our three businesses. We will have greater financial strength. We will have the opportunity to do more for our clients, to do more for our employees and frankly more for our shareholders. Each of us is very strong on their own. Together we create opportunities that neither one of us can have on our own. We have opportunities for expense savings. We have opportunities for capital efficiencies and certainly, given the fuller complement of products and geographies, clearly more incremental growth opportunities. So for us this is a win-win.

Q: Jean-Paul, do you think your shareholders will approve the merger?

Montupet: I think so. When you think of it the way Albert described it, this is the one company that shareholders willing to invest in that space should be owning in the future. I personally met with more than 25 analysts and shareholders over the past couple of weeks. I have to say that the large majority of them is very supportive of the merger.

Q: How did the process begin? Who approached whom when it came to the merger?

Montupet: I think I should answer that because I did. PartnerRe made the approach following a long process that management and the board of PartnerRe had undertaken to analyze the trends of the reinsurance industry and decide what was the best strategic path for the company to follow. We wanted to participate in the primary insurance space and to also participate in the consolidation of the Bermuda reinsurance industry. Axis allows us to fulfill those goals. We initiated the contact and it went from there.

Q: If the shareholders reject the Axis merger would you consider the Exor bid?

Montupet: The vote is about the merger and again as I said we expect this vote to be positive. A 'no' vote, should it happen, is not a 'yes' vote to Exor. Both companies, PartnerRe as well as Axis, are very strong companies on their own. We certainly believe that the merger is the best path for both of them but they both can continue on a stand-alone basis.

Benchimol: From my perspective, I think this is one of the very rare situations where one plus one actually equals more than two. Whenever you have a merger people always say OK , what do you gain and what do you lose? In this case, taking two very strong companies, combining them together, I actually believe we can actually create more than that two. The complementation of the products and the geographies are such that we will have three very well-positioned businesses and although, again, on our own we can do very well, the merger creates opportunities that we couldn't achieve on our own: expense savings, capital efficiencies, incremental growth opportunities. We feel we have a very clear path to 12%-plus ROE by 2017. To me everybody wins: our clients, our brokers, our employees, our shareholders. I think this is a unique opportunity to create the first true leader of the 21st century.

A.M. Best Vice President Robert DeRose and Managing Senior Financial Analyst Greg Reisner recently spoke with A.M. BestTV about the proposed deal:

Q: What is A.M. Best's opinion of the proposed Axis Capital/PartnerRe merger?

DeRose: I would say from a credit perspective it's actually favorable. Both organizations are obviously good franchises and have a leadership position in the market. Axis has the advantage of having both an insurance and a reinsurance operation, whereas PartnerRe has really stayed focused on reinsurance. In this current, challenging reinsurance market, having the dual capability is certainly very important in order to manage the cycle in a prudent way. Bringing the two organizations together in essence will be an advantage to Partner in that it can take advantage of the existing insurance infrastructure that Axis already has and allow it to basically deploy its capacity in a more prudent, judicious way as the market dynamics continue to evolve. Also, obviously you have a much larger, stronger combined balance sheet. Scale in this particular market seems to matter. The capital markets are taking an increased interest in reinsurance. I would say that larger balance sheets probably are more attracted to those balance sheets, to the larger scale and business opportunities that the combined organization will, in essence, provide going forward. So on many fronts I think that strategically the combination makes a lot of sense.

Reisner: It's important to clarify that we don't have a negative outlook on the ratings of Axis at this point in time. We have an "under review with negative implications." And so the difference between an under review and an outlook are, an under review is generally an event-driven rating scenario, as is the case here with a merger agreement being signed, as opposed to an outlook which is longer term in nature. Generally we define it as up to 36 months in nature and that we're assessing market conditions and/or a company's positioning through that market condition. The under review in the case, again, is event driven and we're looking for more details, more information and as that information gets finalized or more baked in and concrete and comes to us, we'll evaluate it and analyze it and then we'll remove the rating from under review and come up with our rating decision.

DeRose: With any material transaction where two organizations are significant to the transaction, it's very common to put the transaction under review because there is a greater degree of execution risk. We just really want to make sure that that execution risk is managed through the completion of the merger and the under review is really our way of taking the time to see how those risks are managed.

Q: Now what would A.M. Best's opinion be of a PartnerRe/Exor merger?

DeRose: Obviously there hasn't been a definitive agreement along those lines so we really haven't even considered that type of transaction yet. As I mentioned in my earlier comments, PartnerRe has been primarily a pure reinsurer. One would have to ask the question as to if there were to be an Exor-Partner amalgamation, what would Partner do over the near term in order to broaden its distribution capabilities and really put itself in a better competitive position within a very challenging reinsurance market.

Q: Greg, how should A.M. Best's opinion be viewed? Is it a recommendation or an endorsement?

Reisner: A.M. Best's rating is our opinion of the company's ability to meet its senior obligations. With that said there are a lot of quantitative factors but there are also a lot of qualitative factors as well. We look at the business profile, the balance sheet strength, the operating performance as well as risk management and overall the company's ability to trade forward as an ongoing concern. There are a lot of details that go into that equation but ultimately it's our opinion. I wouldn't characterize that as an endorsement or a recommendation.

(By Meg Green, senior associate editor, BestWeek: Meg.Green@ambest.com)